

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2019

Scott A. Richardson
Chief Financial Officer
Celanese Corp
222 West Colinas Blvd, Suite 900N
Irving, Texas 75039-5421

> **Re: Celanese Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 7, 2019**
> **File No. 001-32410**

Dear Mr. Richardson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

26. Segment Information, page 123

1.   Please tell us whether the three businesses in the Acetyl Chain segment (intermediate chemistry, emulsion polymers and ethylene vinyl acetate) are operating segments aggregated into one reportable segment. In this regard, your disclosures on page 124 reference the criteria in ASC 280-10-50-11. However, your disclosure on page 4 indicates that the newly created Acetyl Chain reportable segment is also an operating segment. If the three businesses are individual operating segments, please provide us with your detailed analysis of the aggregation requirements in ASC 280-10-50-11.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Al Pavot, Staff Accountant, at (202) 551-3738 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction